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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    ---------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___) *

                               TRACK 'N TRAIL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   891924 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Howard Friedman, Esq., Schuyler, Roche & Zwirner, 130 East Randolph Street, Chicago IL 60601 (312/565-8394)
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 2, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  891924 10 2                                         Page 2 of 6 Pages

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
          Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually (###-##-####)


2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) N/A
     (b) N/A

3    SEC Use Only

4    Source of Funds (See Instructions)
          PF

5    Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                    N/A

6    Citizenship or Place of Organization
          United States of America

                         7    Sole Voting Power
                                   407,635
Number of Shares
Beneficially Owned       8    Shared Voting Power
by Each Reporting                  -0-
Person With
                         9    Sole Dispositive Power
                                   407,635

                         10   Shared Dispositive Power
                                   -0-

11   Aggregate Amount Beneficially Owned by Each Reporting Person
         407,635

12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    N/A

13   Percent of Class Represented by Amount in Row (11)
          5.687%

14   Type of Reporting Person (See Instructions)
          IN

CUSIP No. 891924 10 2                                          Page 3 of 6 Pages


          Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned Ronald L. Chez (the "Reporting Person") hereby files this
Schedule 13D.

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the Common Stock, $.01 Par Value (the Stock") of Track'n Trail, Inc., a Delaware corporation (the "Issuer"), 4961A Windplay Drive, El Dorado Hills, California 96762

Item 2.   Identity and Background.
          -----------------------

          (a), (b), (c)

          The Reporting Person is an individual whose principal occupation is an investor and his business address is 605 West Madison, Suite 311, Chicago, IL 60661.

          (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or other Consideration.
          -------------------------------------------------

          The source and amount of funds used by the Reporting Person to purchase shares of the Stock that require the filing of this Schedule 13-D are personal funds including amounts held by individual retirement accounts for the benefit of the Reporting Person.

CUSIP NO. 891924 10 2                                          Page 4 of 6 Pages


Item 4.   Purposes of Transaction.
          -----------------------

          The shares of the Stock of the Issuer to which this statement relates have been acquired by the Reporting Person for investment purposes. The Reporting Person may give consideration to acquiring a more significant voice in the Issuer's management but he has not yet made that determination and plans to discuss with management strategic alternatives to enhance shareholder value. It is possible that at a future date the reporting Person might decide to sell shares of the Stock or to acquire additional shares of the Stock through open market or privately negotiated transactions. Any such future decisions will be made by the Reporting Person in light of the then current financial conditions and prospects of the Issuer, the market value of the Stock, the financial condition of the Reporting Person and other relevant factors. Except as noted above, the Reporting Person has not formulated any plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP NO. 891924 10 2                                          Page 5 of 6 Pages

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) Any action similar to any of those enumerated above.

          However, the Reporting Person may at some future date propose any of the foregoing changes or actions which he hereafter considers desirable in light of his examination of the Issuer and its assets and operations, future prospects and of the circumstances prevailing at the time.


Item 5.    Interest in the Securities of the Issuer.
           ----------------------------------------

          (a) The aggregate number of shares of the Stock owned beneficially by the Reporting Person is 407,635 (the "Shares") constituting approximately 5.687% of the outstanding Shares of the Stock. The percentages in this Item 5(a) are based on 7,167,866 (as of August 8, 2000) Shares of the Stock outstanding, as reported in the Issuer's Form 10Q filed on August 10, 2000.

          (b) The Reporting Person has the sole power (and no shared power) to vote or dispose of or direct the disposition of Shares owned by such Reporting Person.

         (c) Except as set forth immediately below, the Reporting Person has not affected any transaction in shares of the Stock during the 60 days prior to October 2, 2000. The Reporting Person purchased Shares of Stock as follows:

             Date                      Shares                 Cost
             ----                      ------                 ----

             8/03/00                   5,000                $0.53125
                                       5,000                $0.53125
             9/26/00                   1,000                $0.34375
             9/29/00                   3,600                $0.3125
            10/02/00                  10,000                $0.3125

          The reporting person also purchased on October 3, 2000, 11,400 Shares of Stock at $0.3125 per share and on October 11, 2000, 30, 500 Shares of Stock at $0.4375 per share.

CUSIP NO. 891924 10 2                                          Page 6 of 6 Pages


All purchases were made in the open market. The Reporting Person had previously owned 341,135 shares of Stock, all acquired in the open market at various prices more than 60 days prior to October 2, 2000.

          (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by such Reporting Person.

          (e) It is inapplicable, for purposes of this statement, to state the date on which the Reporting Person ceased to be the owner of more than 5% of the Shares of the Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          None.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          None.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: October 11, 2000


                                               /s/ Ronald L. Chez
                                               ---------------------------------
                                                        Ronald L. Chez